CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

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                                                                       June 29, 2005

VIA EDGAR                                                                                                         REVISED
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Jennifer Goeken, Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 04-05
Washington, D.C. 20549
Re:	FieldPoint Petroleum Corporation
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
File No. 0-09435

Dear Ms. Goeken:

        On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Form 10-KSB/A-2 containing revisions discussed below.

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        This response is intended to revise and supplement our response dated June 23, 2005.
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        To expedite your review, please accept the following in response to the comments of the Commission dated June 13, 2005:
Comment 1:	We have removed the line items from Note 12, Supplemental Information, as requested.

Comment 2	This will confirm that the Company will provide the requested expanded disclosure including production, reserves, development and nature of interest for its significant properties in future filings.

Comment 3

Supplementally, please be advised that our reserves are based on information prepared by Aluko & Associates Inc. and Fletcher Lewis Engineering, Inc.

Aluko & Associates are located at 3316 Bee Cave Road, Austin, TX 78746. Oladipo Aluko, President of Aluko & Associates, Inc., is a registered Professional Petroleum Engineer with over 17 years experience as a qualified reserve estimator and auditor. Mr. Aluko's Texas Registration No. is 67210. He has no financial relationship with the Company, and no restrictions were placed on his evaluation of the Company's reserves.

Fletcher Lewis Engineering, Inc. is located at 5001 N. Pennsylvania, Suite 300, Oklahoma City, OK 73112. Fletcher Lewis, President of Fletcher Lewis Engineering, Inc., is a registered Professional Engineer in the states of Oklahoma and Texas. He holds Masters of Science degrees in Geology (University of Oregon) and Petroleum Engineering (University of Oklahoma). Mr. Lewis has no financial relationship with the Company.

This will confirm that the Company will provide the requested disclosures of the names of its independent petroleum engineers in future filings.

Comment 4

Supplementally, please be advised that the reserves were significantly revised due to the following reasons:

First, the 16% downward reserve revision in the 2003 reserve report represents the difference between 2002 and 2003 reserve reports. The difference is due mainly to the downward revision of the Rush Springs Medarno Unit in Grady County, Oklahoma in the 2003 reserves report. During 2003, the Rush Springs Medarno Unit declined more rapidly than projected in the Year 2002 reserves report. The increased decline rate in 2003 is due to the slow down in the development of the Rush Springs Medarno Unit during year 2003.

Second, the 25% upward reserve revision in 2004 is compared to the year 2003 reserve report. The upward revision is due mainly to upward revision to the Rush Springs Medarno Unit in Grady County, Oklahoma in the year 2004 reserve report due to the resumption of the development of the Unit and the increase in oil and gas prices during year 2004. The overall increase in product prices in 2004 as compared to 2003 also contributes to this upward revision.

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           Further, we have been authorized to acknowledge on behalf of the Company that:
	*	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

	*	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

	*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.
Sincerely, /s/ Clifford L. Neuman Clifford L. Neuman

CLN: jh
cc: Mr. Ray Reaves